SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F T	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A summary translation of the announcement in Chinese regarding the issuance of convertible bonds of China Petroleum & Chemical Corporation (the “Registrant”),  made by the Registrant on February 18, 2011.

Summary Translation of the Chinese Annoucement on Issuing Convertible Bonds By China Petroleum and Chemical Corporation

The board of directors of China Petroleum and Chemical Corporation (“Sinopec Corp.”) issued an announcement in Chinese on February 18, 2011, regarding the issuance of convertible bonds in the amount of RMB 23,000,000,000 (the “Convertible Bonds”) in the Chinese A Share market on February 23, 2011.  For more information of the issuance of the Corporate Bonds, please refer to the announcement in Chinese dated February 18, 2011, filed by Sinopec Corp. on the website of the Hong Kong Exchanges and Clearing Limited.

Below is a summary translation of the principal terms of the Convertible Bonds that are described in the announcement.

1.	Issuance Size

The Convertible Bonds to be issued will have a principal amount of RMB 23,000,000,000.

2.	Issuance Price

The Convertible Bonds will be issued at par with a nominal value of RMB100 each.

3.	Term of the Convertible Bonds

The Convertible Bonds will have a term of six years commencing on the date of its issuance, i.e. February 23, 2011, and ending on February 23, 2017.

4.	Interest Rate of the Convertible Bonds and Interest Payment

The Convertible Bonds will have a coupon rate of 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0% for the first, second, third, fourth, fifth and sixth year, respectively, during its term. The interest accrued upon the Convertible Bonds will be payable annually during its term on each anniversary of the date of its issuance, i.e., February 23, 2011, or the immediately following business day if such anniversary is not a business day.

5.	Conversion Price and Period

The initial conversion price of the Convertible Bonds is RMB 9.73 per share.  The Convertible Bonds may be convertible to A shares of Sinopec Corp. during the period commencing on August 24, 2011 and ending on February 23, 2017.

6.	Credit Rating

The credit of the Convertible Bonds is rated AAA by China LianHe Credit Rating Co., Ltd.

7.	Institution of Guarantee

China Petrochemical Corporation will provide guarantee for the issuance of the Convertible Bonds.

8.	Method of Issuance

Existing holders of Sinopec Corp.’s A Shares other than the controlling shareholders are entitled to preferential subscription rights in respect of the Convertible Bonds. The remaining portion and any portion not taken up by the eligible existing holders of Sinopec Corp.’s A Shares will be issued in the proportion of 50% each to corporate investors by way of off-line subscription and to public investors by way of online subscription. Further remaining portion of the Convertible Bonds, if any, will be taken up by the underwriters for the issuance of the Convertible Bonds.

9.	There is no lock-up period in respect of the Convertible Bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: February 21, 2011